Exhibit 99.1

Perion’s Momentum Extends into the Fourth Quarter of 2022 – Preliminary
Results Show Over 60% YoY Adjusted EBITDA Growth and 30% YoY Revenue Growth.

The Company will announce its fourth quarter 2022 financial results on February 8, 2023 and will participate in the 25th Annual Needham Growth Conference on January 11 in New York

TEL AVIV & NEW YORK – January 4, 2023 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display/video/CTV advertising, today announced preliminary results for the fourth quarter of 2022.

$ million	Actual Q4 2021	Preliminary Q4 2022	YoY	Actual FY 2021	Preliminary FY 2022	YoY
Revenue	158	205	30%	478.5	636	33%
Adjusted EBITDA(1)	28.9	47	63%	69.6	131	88%
Adjusted EBITDA to Rev	18%	23%		15%	21%
Adjusted EBITDA to Rev EX TAC	45%	53%		37%	46%

(1) Adjusted EBITDA is a non-GAAP measure. See a reconciliation table below

“The strong business momentum we have experienced during the first three quarters of 2022 continued into the fourth quarter, said Doron Gerstel, Perion’s CEO. “Our extraordinary fourth-quarter results demonstrate that our business model is a powerful growth engine, driven by our proprietary iHub (“Intelligent hub”), which connects Perion’s supply and the demand assets. By that, we benefit from maximum operational efficiency, and simultaneously maximize economic value for our customers. We are encouraged by our ability to gain market share by significantly increasing the number of publishers adopting our monetization platform to 260, a 25% increase year-over-year.”

Conference Call Details

Perion will release its financial results for the fourth quarter of 2022, on Wednesday, February 8, 2023, prior to the opening of the financial markets. Doron Gerstel, CEO and Maoz Sigron, CFO will host a conference call to discuss the results at 8:30 a.m. ET that day. Registration link:

•	https://incommconferencing.zoom.us/webinar/register/WN_vJ4RsH17Ru26T5usdgVv9A
•	Toll Free: 1-877-407-0779
•	Toll/International: 1-201-389-0914

25th Annual Needham Growth Conference

Perion will participate in the 25th Annual Needham Growth Conference on January 10-11 in New York. Maoz Sigron, Perion’s CFO will participate in a fire-side chat and will be available for one-on-one meetings with attending investors on that day.

The fire-side chat will take place on January 11th at 9:30AM Eastern Time. A live webcast will be available on the company’s website and can be accessed by clicking https://wsw.com/webcast/needham128/peri/2256336

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com.

Non-GAAP measures

We have presented certain non-GAAP financial measures, including Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") and Revenue after Traffic Acquisition Costs (“Revenue ex-TAC”).  Adjusted EBITDA is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.  Revenue ex-TAC presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.  These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The following table reconciles GAAP Income from Operations to Adjusted EBITDA

(In thousands) (estimated and unaudited):	Three Months Ended December 31, 2022
GAAP Income from Operations	$40,400
Share based compensation	3,100
Other expenses related to M&A	100
Amortization of acquired intangible assets	3,000
Depreciation	400
Adjusted EBITDA	$47,000

Forward Looking Statements

The information in this press release is based on preliminary unaudited estimated results because our financial closing procedures for the three months ended December 31, 2022 are not yet completed.  Actual results are subject to change as we finalize our financial results.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com